UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ulticom, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
902844207
(CUSIP Number)
Eva Kalawski, Esq.
Platinum Equity, LLC
360 North Crescent Drive, South Building
Beverly Hills, CA 90210
(310) 712-1850

with a copy to:

Luke P. Iovine, III, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
(212) 318-6448
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	902844207

1	NAMES OF REPORTING PERSONS Utah Merger Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,386,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,386,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.4%(based on 11,132,846 shares of Common Stock outstanding on September 7, 2010)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* As disclosed by Ulticom, Inc. in its Form 10-Q for the quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 13, 2010.

Page 2 of 16 Pages

CUSIP No.	902844207

1	NAMES OF REPORTING PERSONS Utah Intermediate Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,386,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,386,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.4%(based on 11,132,846 shares of Common Stock outstanding on September 7, 2010)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* As disclosed by Ulticom, Inc. in its Form 10-Q for the quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 13, 2010.

Page 3 of 16 Pages

CUSIP No.	902844207

1	NAMES OF REPORTING PERSONS Platinum Equity Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,386,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,386,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.4%(based on 11,132,846 shares of Common Stock outstanding on September 7, 2010)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* As disclosed by Ulticom, Inc. in its Form 10-Q for the quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 13, 2010.

Page 4 of 16 Pages

CUSIP No.	902844207

1	NAMES OF REPORTING PERSONS Platinum Equity Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,386,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,386,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.4%(based on 11,132,846 shares of Common Stock outstanding on September 7, 2010)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* As disclosed by Ulticom, Inc. in its Form 10-Q for the quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 13, 2010.

Page 5 of 16 Pages

CUSIP No.	902844207

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,386,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,386,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.4%(based on 11,132,846 shares of Common Stock outstanding on September 7, 2010)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* As disclosed by Ulticom, Inc. in its Form 10-Q for the quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 13, 2010.

Page 6 of 16 Pages

CUSIP No.	902844207

1	NAMES OF REPORTING PERSONS Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,386,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,386,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.4%(based on 11,132,846 shares of Common Stock outstanding on September 7, 2010)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* As disclosed by Ulticom, Inc. in its Form 10-Q for the quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 13, 2010.

Page 7 of 16 Pages

CUSIP No.	902844207

1	NAMES OF REPORTING PERSONS Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,386,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,386,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.4%(based on 11,132,846 shares of Common Stock outstanding on September 7, 2010)*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* As disclosed by Ulticom, Inc. in its Form 10-Q for the quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 13, 2010.

Page 8 of 16 Pages

CUSIP No.	902844207
Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (“Common Stock”) of Ulticom, Inc., a New Jersey corporation (“Ulticom”). Ulticom’s principal executive office is 1020 Briggs Road, Mount Laurel, New Jersey 08054.
Item 2. Identity and Background.
(a) — (c), (f) This Statement is filed jointly by (i) Utah Merger Corporation, a New Jersey corporation (“Merger Sub”), (ii) Utah Intermediate Holding Corporation, a Delaware Corporation (“Parent”), (iii) Platinum Equity Capital Partners II, L.P., a Delaware limited partnership (“PECP II”), (iv) Platinum Equity Partners II, LLC, a Delaware limited liability company (“Platinum Partners”), (v) Platinum Equity Investment Holdings II, LLC, a Delaware limited liability company (“Platinum Investment”), (vi) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and (vii)Tom Gores, an individual (collectively, the “Reporting Persons”).
The principal place of business and principal office of each of the Reporting Persons is 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Exchange Act”) is attached hereto as Exhibit 1.
The principal business of Parent is to serve as the holding company of Merger Sub. Merger Sub was incorporated for the specific purpose of entering into the Merger Agreement (as defined below) with Ulticom. The name, citizenship, business address and present principal occupation or employment of each executive officer and director of Merger Sub and Parent, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.
PECP II is the sole stockholder of Utah Holding Corporation, a Delaware corporation and sole stockholder of Parent. PECP II is a private investment fund engaged in the making, holding and disposing of investments in various industries, principally in the United States.
Platinum Partners is the general partner of PECP II and its principal business is to serve as the general partner of PECP II and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.
Platinum Investment is a Delaware limited liability company and is the senior managing member of Platinum Partners. The principal business of Platinum Investment is to serve as managing member of Platinum Partners and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Page 9 of 16 Pages

CUSIP No.	902844207
Platinum Equity is a Delaware limited liability company and is the sole member of Platinum Investment. The principal business of Platinum Equity is to engage in the merger, acquisition, and operation of companies.
Tom Gores, who is a U.S. citizen and the chairman of Platinum Equity, is the ultimate beneficial owner of Platinum Equity.
(d) — (e) During the last five years, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
As described in response to Item 4, Merger Sub and Parent entered into the Voting Agreement (as defined below) with Comverse Technology, Inc. (“Comverse”), the majority shareholder of Ulticom, as a condition of and material inducement to Merger Sub and Parent entering into the Merger Agreement. The securities to which this Statement relates have not been purchased by Merger Sub or Parent, and thus no funds were used for such purpose. The source of funds for the consideration payable under the Merger Agreement is investment capital available to PECP II and its parallel funds, controlled by Platinum Equity.
Item 4. Purpose of Transactions.
On October 12, 2010, Ulticom entered into a definitive merger agreement (the “Merger Agreement”) with Merger Sub and Parent providing for the acquisition of Ulticom for a purchase price of $2.33 per share in cash, after payment of a special dividend in the amount of $5.74 per share in cash. Shares held by Comverse will be purchased by Parent pursuant to a share purchase agreement entered into by Comverse, Parent and Merger Sub on October 12, 2010 (the “Share Purchase Agreement”), following payment of the special dividend and immediately prior to the consummation of the Merger (the “Share Purchase Transaction”), and will be cancelled in the merger without receiving any merger consideration (see “Share Purchase Agreement” below). Also on October 12, 2010, Comverse entered into a Voting and Support Agreement (the “Voting Agreement”) with Parent and Merger Sub pursuant to which Comverse agreed, among other things, to vote its shares of Common Stock in favor of the Merger (see “Voting Agreement” below).
Merger Agreement
Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Ulticom (the “Merger”), with Ulticom surviving the Merger as a wholly-owned subsidiary of Parent.

Page 10 of 16 Pages

CUSIP No.	902844207
Upon consummation of the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $2.33 per share in cash (the “Merger Consideration”). As contemplated by the Merger Agreement, the Board of Directors of Ulticom (the “Board”) has declared a contingent cash dividend (the “Contingent Dividend”) of $5.74 per share, payable immediately prior to the consummation of the Share Purchase Transaction to Ulticom’s shareholders of record at the close of business on November 24, 2010, subject to satisfaction of the conditions to closing under the Share Purchase Agreement and the Merger Agreement, including the receipt of a “bring-down” solvency opinion from Ulticom’s independent financial advisor. Ulticom anticipates that pursuant to NASD Rule 11140, buyers of Common Stock in trades executed on The Nasdaq Global Market after the record date and prior to the next trading day after the payment date of the dividend will be entitled to receive the Contingent Dividend. The total consideration to be received by Ulticom’s shareholders from the Contingent Dividend and the Merger (other than Comverse, which will receive the Contingent Dividend and the Share Purchase Consideration described below) is $8.07 per share in cash.
Parent has obtained equity financing commitments from PECP II to enable Parent and Merger Sub to satisfy their obligations under the Merger Agreement and the Share Purchase Agreement. The equity financing commitment is enforceable by Ulticom and by Comverse.
The closing of the Merger is subject to customary conditions, including (i) the approval of Ulticom’s shareholders, consisting of (a) the approval of the holders of a majority of the outstanding shares of Company Common Stock and (b) the approval of the holders of a majority of the outstanding shares of the Company Common Stock (other than shares held by Comverse, Parent, Ulticom and their respective affiliates (including officers and directors)), (ii) receipt of a bring-down solvency opinion from Ulticom’s financial advisors, (iii) payment of the Contingent Dividend, (iv) closing of the Share Purchase Transaction, (v) the expiration of the waiting period under the German Act against Restraints of Competition, (vi) subject to certain exceptions, the accuracy of the representations and warranties of the parties, and (vii) subject to certain exceptions, the absence of any event, change or circumstance that has or would be reasonably likely to have a material adverse effect on Ulticom.
The Merger Agreement contains certain termination rights for both Parent and Ulticom and further provides that, upon termination of the Merger Agreement under certain circumstances, Ulticom may be required to pay Parent a $1.3 million termination fee.
Share Purchase Agreement
Pursuant to the Share Purchase Agreement, Comverse agreed, among other things, to sell to Parent all of the shares of Common Stock owned by Comverse (such shares, the “Comverse Shares”) for aggregate consideration of approximately $17.2 million, amounting to up to $2.33 per Comverse Share, consisting of (i) approximately $13.2 million to be paid in cash by Parent at the closing of the Share Purchase Transaction and (ii) two non-interest bearing promissory notes in the aggregate principal amount of $4.0 million to by issued by Merger Sub to Comverse (collectively, the “Share Purchase Consideration”). The first promissory note, in the amount of $1.4 million, is payable to Comverse 14 months after consummation of the Merger, and the second promissory note, in the amount of $2.6 million, is payable to Comverse following the determination of Ulticom’s revenue for a 24-month period following the consummation of the Merger and subject to reduction based on the revenue generated by Ulticom during such period.
The Share Purchase Agreement contains certain termination rights for each of the parties, including the right to terminate the Share Purchase Agreement if the Merger Agreement is terminated in accordance with its terms.

Page 11 of 16 Pages

CUSIP No.	902844207
The Share Purchase Agreement also includes customary representations, warranties, covenants by each of the parties and customary closing conditions.
Voting and Support Agreement
Pursuant to the Voting Agreement entered into with Parent and Merger Sub, Comverse agreed, among other things, to vote all of the Comverse Shares then beneficially owned by it in favor of the adoption and approval of the Merger Agreement. The Voting Agreement will terminate upon the termination of either the Merger Agreement or the Share Purchase Agreement in accordance with its terms or 30 days after a Company Adverse Recommendation Change.
Under the terms of the Voting Agreement, Comverse has granted Parent and Merger Sub or any nominee thereof an irrevocable proxy with respect to the Comverse Shares. The irrevocable proxy allows Parent and Merger Sub or any nominee thereof to vote the Comverse Shares in the manner set forth above.
The foregoing descriptions of the Merger Agreement, Share Purchase Agreement and Voting Agreement are qualified in their entirety by reference to the full text of such agreements which are filed as exhibits hereto and are incorporated herein by reference.
Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership of 7,386,669 shares of Common Stock, representing 66.4% of the Common Stock, based on 11,132,846 shares of Common Stock outstanding on September 7, 2010, as disclosed by Ulticom in its Form 10-Q for the quarter ended July 31, 2010 filed with the Securities and Exchange Commission on September 13, 2010. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
To the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially own any shares of Common Stock.
(b) Pursuant to the Voting Agreement, Parent and Merger Sub may be deemed to have shared power to vote or direct the voting of 7,386,669 shares of Common Stock held by Comverse.
PECP II is the sole stockholder of Utah Holding Corporation, a Delaware corporation and sole stockholder of Parent, Platinum Partners is the general partner of PECP II, Platinum Investment is the senior managing member of Platinum Partners, Platinum Equity is the sole member of Platinum Investment, and Tom Gores is the ultimate beneficial owner and Chairman of Platinum Equity. Each of such entities/persons may be deemed to have shared power to vote or direct the voting of the 7,386,669 shares of Common Stock reported in this Statement. In addition, each the Reporting Persons disclaims beneficial ownership of such Common Stock except to the extent of their respective pecuniary interests therein.

Page 12 of 16 Pages

CUSIP No.	902844207
(c) Except for the Merger Agreement, the Share Purchase Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.
(d) Except for the Merger Agreement, the Share Purchase Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of Ulticom, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Ulticom.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

2	Agreement and Plan of Merger, dated as of October 12, 2010, by and among Utah Intermediate Holding Corporation, Utah Merger Corporation, and Ulticom, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Ulticom, Inc. on October 13, 2010)

3	Share Purchase Agreement, dated as of October 12, 2010, by and among Comverse Technology, Inc., Utah Intermediate Holding Corporation, and Utah Merger Corporation (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by Ulticom, Inc. on October 13, 2010)

4	Voting and Support Agreement, dated as of October 12, 2010, by and among Comverse Technology, Inc., Utah Intermediate Holding Corporation, and Utah Merger Corporation (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, filed by Ulticom, Inc. on October 13, 2010)

5	Power of Attorney

Page 13 of 16 Pages

CUSIP No.	902844207
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2010	UTAH MERGER CORPORATION
	By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

UTAH INTERMEDIATE HOLDING CORPORATION
By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS II, L.P.
By:	Platinum Equity Partners II, LLC,
its general partner

By:	Platinum Equity Investment Holdings II, LLC,
its senior managing member

By:	/s/ Eva M. Kalawski
Eva M. Kalawski
Vice President and Secretary

PLATINUM EQUITY PARTNERS II, LLC

By:	Platinum Equity Investment Holdings II, LLC,
its senior managing member

By:	/s/ Eva M. Kalawski
Eva M. Kalawski
Vice President and Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC

By:	/s/ Eva M. Kalawski
Eva M. Kalawski
Vice President and Secretary

Page 14 of 16 Pages

CUSIP No.	902844207

PLATINUM EQUITY, LLC

By:	/s/ Eva M. Kalawski
Eva M. Kalawski
Executive Vice President, General Counsel and Secretary

/s/ Mary Ann Sigler
Tom T.Gores, by Mary Ann Sigler,
attorney-in-fact

Page 15 of 16 Pages

CUSIP No.	902844207

Schedule A
Set forth below is a list of the directors and executive officers of Merger Sub and Parent, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Merger Sub’s and Parent’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below the business address of each person is c/o Platinum Equity, LLC, 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.

Directors of Merger Sub Name	Present Principal Occupation
Eva M. Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity

Executive Officers of Merger Sub Name	Position
Mary Ann Sigler	President
Robert J. Joubran	Vice President and Treasurer
Eva M. Kalawaski	Vice President and Secretary
Stephen T. Zollo	Vice President

Directors of Parent Name	Present Principal Occupation
Eva M. Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity

Executive Officers of Parent Name	Position
Mary Ann Sigler	President
Robert J. Joubran	Vice President and Treasurer
Eva M. Kalawaski	Vice President and Secretary
Stephen T. Zollo	Vice President

Page 16 of 16 Pages